March 21, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated February 23, 2012, relating to Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-178727, filed on February 14, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on February 14, 2012. Page references in the responses below are to Amendment No. 2.

Prospectus Summary, page 1

1.	We note your response to comment 9 from our letter dated January 19, 2012. Despite your response, it does not appear that you revised your summary to shorten it and to eliminate repetitive disclosure. We continue to believe that eliminating repetitive disclosure in your prospectus summary would be beneficial to investors. Please revise or advise.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

In response to the Staff’s comment, the Company has revised the disclosure in the summary of the prospectus to reduce the amount of repetitive disclosure.

2.	In response to comment 11 from our letter dated January 19, 2012, you revised your disclosure to state that passengers have logged in to the Gogo service over 15 million times since the inception of your service to September 30, 2011. Please explain the significance of a passenger logging in as it relates to your generation of revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 to describe the user-purchase options through which we generate Gogo Connectivity related revenues and to replace the concept of passenger log-ins with passenger uses.

3.	We note your response to comment 12 from our letter dated January 19, 2012. Please either move your cross-reference to the definition of gross passenger opportunity so that it immediately follows your use of such term on page 2 or include your definition of this metric on page 2.

In response to the Staff’s comment, the Company has moved the cross-reference to the definition of gross passenger opportunity so that it immediately follows the use of such term on page 2.

4.	We note your response to comment 14 from our letter dated January 19, 2012 and your revised disclosure on page 3 which indicates that you present EBITDA because it “eliminates items that management believes have less bearing on our operating performance.” Please revise your disclosure to identify the items management believes have less bearing on your operating performance and therefore are excluded from this metric.

In response to the Staff’s comment, the Company has revised the disclosure on page 3, including a cross-reference to the Company’s discussion of EBITDA and Adjusted EBITDA in Note 7 to the tables under the heading “Summary Historical Consolidated Financial and Other Operating Data” which identifies the items management believes have less bearing on our operating performance and are therefore excluded from Adjusted EBITDA.

Risk Factors, page 15

“We have incurred operating losses in every quarter since we launched the Gogo service...,” page 30

5.

We note your response to comment 23 from our letter dated January 19, 2012 and your assertion that you cannot accurately predict or estimate the costs associated with your technology roadmap and international expansion. If you are unable to quantify such expenses, please tell us

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

the basis for your statement on page 79 that your cash and cash equivalents on hand and anticipated cash generated from operating activities should be sufficient to meet your working capital and capital expenditure requirements for the next twelve months.

In response to the Staff’s comment, the Company respectfully advises the Staff that while it does not believe it is possible to accurately predict or estimate the costs associated with its technology roadmap and international expansion due to the long lead time and numerous variables associated with such projects, the Company currently believes that cash and cash equivalents on hand and anticipated cash generated from operating activities should be sufficient to meet its working capital and capital expenditure requirements for the next twelve months as the majority of the uncertainty and variability of the costs associated with its technology roadmap and international expansion relate to expenses that are likely to arise more than twelve months from the date of the Prospectus. The Company currently believes that only a portion of the expenses relating to its technology roadmap and international expansion, including costs associated with upgrading certain aircraft to ATG-4, will be incurred in the next twelve months and, as a result, currently believes that cash and cash equivalents on hand and anticipated cash generated from operating activities should be sufficient to meet its working capital and capital expenditure requirements during such period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 101 to provide quantification of our expected capital expenditures for 2012, as well as the potential costs of upgrading certain aircraft to ATG-4.

Use of Proceeds, page 44

6.	We note your response to comment 25 from our letter dated January 19, 2012. If you do not have a specific plan for the offering proceeds, please discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 to provide more meaningful and specific disclosure of the intended use of proceeds and to clarify that an additional purpose of the offering is to establish a public market for its common stock and facilitate future access to capital markets. The Company respectfully advises the Staff that it is not able to quantify the approximate amounts of the proceeds that will be devoted to specific uses at this time. If prior to the effective date of the registration statement the Company knows the approximate amounts of proceeds to be used for a particular purpose, it will revise the prospectus accordingly.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

7.	You disclose on page 54 that service revenue represents substantially all of your CA segment revenue, and it is derived primarily from Gogo Connectivity related revenue from purchases of individual sessions, monthly renewable subscriptions and multiple session packages, as well as fees paid by third party sponsors. It appears, therefore, that you should provide a quantitative and qualitative discussion and analysis of operating metrics that are tied to these sources of revenue. For example, while you list as key operating metrics your gross passenger opportunity and total average revenue per passenger based on gross passenger opportunity, you have not quantified the actual number of passengers who purchased your services during each period or the average revenues per passenger who has used your services. However, it appears from your discussion of the changes in revenues on page 65 that you do consider “Connectivity take rate” and “average revenue per session” as key operating metrics that management uses to evaluate the performance of the company. Please expand your disclosure to quantify these and other key metrics so that investors can better understand the company’s financial condition and operating performance, as well as its prospects for the future.

In response to the Staff’s comment, the Company has revised the period-to-period discussion as appropriate and material to reflect subscription revenue as a percentage of connectivity revenue. However, the Company respectively advises the Staff that it has not provided additional disclosure regarding individual sessions or multiple session packages. Management does not rely on operating metrics related to individual sessions, monthly renewable sessions or multiple session packages when managing the CA business as each of these purchase options are simply different pricing points for the same service, Gogo Connectivity. Rather, the Company segregates the CA segment’s different types of revenue transactions (Gogo Connectivity, Gogo Vision and Gogo Signature Services) from one another while aggregating similar types of revenue transactions within those groupings. This is consistent with the Company’s presentation and management of the BA segment, with respect to which equipment sales are segregated between ATG and satellite but are not reported at specific product model levels.

In response to the second portion of the Staff’s comment, the Company has revised the period-to-period discussion to include quantitative information as it relates to connectivity take rate, average revenue per session and the number of paid sessions to the extent appropriate and material to an understanding of the period-to-period analysis.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

Critical Accounting Estimates, page 57

Indefinite-Lived Asset, page 57

8.	We note your response to comment 32 from our letter dated January 19, 2012 and your belief that the Relief from Royalty method provided a more reliable fair value measurement for your FCC spectrum license. We further note that you utilized a 5% to 6% range for your estimated royalty rates in your Relief from Royalty method. Please address the following:

•

You state that you were “able to observe publicly available information on licensing arrangements within the telecommunications industry and use those arrangements” to determine the royalty rate that a market participant would pay to use your spectrum. Tell us in more detail how you determined the royalty rate to be used, including the specific comparables used and the reasons why you believe such information was deemed appropriate considering the fact that there are “very infrequent sales of such air-to-ground spectrum licenses” and most likely even fewer licenses to use such air-to-ground spectrum.

•

Considering the fact that you believe there is no comparable data to utilize the market or cost approaches, and in light of our question above as it relates to how a comparable royalty rate was determined, explain in more detail why you believe that the Greenfield approach is not appropriate. In this regard, it would seem that since there may not be corroborating data available, you may in fact have the most recent and relevant information to be utilized when valuing your FCC spectrum license using the Greenfield approach, considering that you have built up the network since your acquisition of this FCC spectrum in June 2006.

•	Finally, tell us how you validated your results as determined using the Relief from Royalty method to ensure that the valuation was appropriate.

In response to the Staff’s comment regarding the Company’s determination of the royalty rates used, the Company respectfully advises the Staff that to its knowledge, there have not been any sales of FCC “air-to-ground” spectrum licenses other than the auction in which the Company bought its 3 MHz of such spectrum and LiveTV bought the other 1 MHz of such spectrum in 2006. Therefore, all its observations related to royalty arrangements concentrate on the transactions in the telecommunications industry that the Company believes are a reasonable proxy for its air-to-ground spectrum. Specifically, the Company refers to the Sprint and Verizon transactions during the period of 2004 - 2007.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

Sprint: In the early days of wireless telephony, Sprint owned nationwide spectrum and chose not to invest the capital to build a nationwide network. Instead, Sprint built-out the most densely populated areas (west and east coast of the United States) and through commercial arrangements, they allowed several regional wireless providers to use the Sprint brand name and build/operate their own networks at their own expense in certain geographies (covering the middle part of the United States). The “Sprint Affiliates” as they became known, provided wireless services under the Sprint brand name using spectrum licensed to, and controlled by, Sprint. For the use of the spectrum and brand name, each agreed to pay Sprint a management fee equal to 8% of revenues. The affiliates built and operated their own networks. The royalty payment was for use of only the brand name and spectrum owned by Sprint. There were six publicly traded affiliates and each affiliate paid a management fee of 8% of revenues. Based on a review of selected telecom royalty rates, the Sprint trademark royalty could reasonably be estimated at approximately 3% resulting in a 5% royalty rate attributable to the spectrum.

Verizon: In March 2007, a federal jury found Vonage Holdings Corp. guilty of violating several patents of Verizon Communications Inc. covering technology used to link Internet calls to the traditional phone networks and to retrieve voicemail. The court ordered Vonage to pay $58 million in damages and 5.5% in royalties each month for each customer. As this technology represents a key enabling asset, much like the Company’s spectrum, the 5.5% royalty rate is deemed to be a reasonable proxy for that of the Company’s spectrum.

Based on the two transactions noted above, the Company believes that the 5-6% royalty rate used in its Relief from Royalty analysis is a reasonable rate that a firm would be willing to pay a license owner for use of its spectrum.

In response to the Staff’s question regarding the use of the Greenfield valuation approach, the Company respectfully advises the Staff that in conjunction with its 2011 annual FCC license impairment test, the Company has further investigated and included in its analysis such approach based on the Staff’s recommendation of using its own historical data.

Both the Relief from Royalty and the Greenfield valuation approaches estimate a value of the Company’s air-to-ground spectrum that is above the carrying value of such spectrum. As such, the Company has revised its disclosure on pages 57 and 58 to include discussion of the Greenfield method in its indefinite-lived asset impairment testing for its 2011 annual impairment test.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

Derivative Liabilities and Fair Value Derivative Adjustments, page 58

9.	We note your response to comment 33 from our letter dated January 19, 2012. It is unclear which estimates and assumptions most significantly impact the fair value of your derivative liabilities. In this regard, please expand this section to disclose the most significant estimates and assumptions included in your PWERM approach. For example, you should consider discussing the assumptions used in your discounted cash flow scenarios and the probability assigned to each scenario in your model.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60.

Share-Based Compensation, page 59

10.	We note your response to comment 34 from our letter dated January 19, 2012. Considering that the fair value of your common stock increased approximately 80% from March 2011, please expand your discussion to provide more specific information about the relationship between your strong operating and financial performance and the increase in fair value of your common stock. You should also provide an indication of the weight that changes in your forecasts and discount rates had on the fair value.

In response to the Staff’s comment, the Company has revised the disclosure on page 63.

Business, page 87

Drive Consumer Adoption and Monetization, page 93

11.	We note your response to comment 39 from our letter dated January 19, 2012. Please expand your disclosure to explain how you intend to tailor your pricing and access options to address a wider range of consumer preferences.

In response to the Staff’s comment, the Company has revised the disclosure on page 90.

Our Technology Roadmap, page 104

12.	We note your response to comment 46 from our letter dated January 19, 2012. In light of the significance of the upgrade to your operations and the materiality of the costs, please quantify the costs associated with your contractual obligations to upgrade certain aircraft from ATG to ATG-4. In addition, please indicate the estimated timing of availability of your ATG-4 technology.

Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 101.

Privacy, page 110

13.	We note your response to comment 50 from our letter dated January 19, 2012. Please tell us how you provide your privacy policy to your customers.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company provides its privacy policy via a webpage available at https://gogoair.com/gogo/cms/privacy.do. Further, the webpage is linked to our “Privacy Policy” on the bottom of every webpage a user encounters on the Company’s ground and in-air websites. Additionally, during the sign-up process, a user must acknowledge that they agree to the privacy policy before the sign-up process can be completed, and this acknowledgement includes a hyperlink to the webpage that hosts the Company’s privacy policy.

Certain Relationships and Related Party Transactions, page 141

Bridge Notes, page 141

14.	Please disclose the amount of notes held by each related party and the number of shares of common stock each related party will receive upon conversion of the preferred stock upon the closing of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 139.

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Mr. Larry Spirgel U.S. Securities and Exchange Commission	March 21, 2012

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias

Norman Smagley

Enclosures